Commission File Number 001-31914

EXHIBIT 99.1

ANNOUNCEMENT

APPROVAL OF QUALIFICATION AS SUPERVISOR BY THE CBIRC BEIJING BUREAU

AND RESIGNATION OF SUPERVISOR

Reference is made to the announcement of China Life Insurance Company Limited (the “Company”) dated 23 October 2019 in relation to the election of Ms. Wang Xiaoqing as an Employee Representative Supervisor of the sixth session of the board of supervisors of the Company (the “Board of Supervisors”) at the fourth extraordinary meeting of the second session of the employee representative meeting of the Company.

The Company has recently received the approval of qualification of Ms. Wang Xiaoqing issued by the Beijing Bureau of the China Banking and Insurance Regulatory Commission (the “CBIRC Beijing Bureau”). Pursuant to the approval, the qualification of Ms. Wang Xiaoqing as an Employee Representative Supervisor of the Company has been approved by the CBIRC Beijing Bureau. The term of office of Ms. Wang Xiaoqing commenced on 27 December 2019. Please refer to the announcement of the Company dated 23 October 2019 for the biographical details of Ms. Wang Xiaoqing.

In addition, due to adjustment of work arrangements, Mr. Song Ping has, on 3 January 2020, tendered his resignation as an Employee Representative Supervisor of the Company. The resignation took effect on the same day.

Mr. Song Ping has confirmed that he has no disagreement with the Board of Supervisors and there are no other matters relating to his resignation that need to be brought to the attention of the shareholders of the Company. The Company would like to express its gratitude to Mr. Song Ping for his contribution to the Company during his tenure of service.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei
Company Secretary

Hong Kong, 3 January 2020

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Wang Junhui
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie